Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: January 13, 2014

IMPORTANT INFORMATION:

This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

AMEC has not commenced and may not make an offer to purchase Foster Wheeler shares as described in this communication. In the event that AMEC makes an offer (as the same may be varied or extended in accordance with applicable law), AMEC will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of AMEC and Foster Wheeler, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer (the “Offer Document”) and a letter of transmittal and form of acceptance (the “Acceptance Forms”) to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. Any offer in the United States will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.AMEC.com.

This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Participants in the Solicitation

If the offer involves a solicitation of a proxy, AMEC, Foster Wheeler and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed offer. Information about AMEC’s directors and executive officers will be made available in the registration statement on Form F-4 if and when filed. Information about Foster Wheeler’s directors and executive officers is available in its Form 10-K for the year ended December 31, 2012 dated March 1, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction, if an offer is made, when they become available. If an offer is made, investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

Forward-looking statements

This communication contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following is a transcript of the AMEC Media Conference Call held on January 13, 2014 with Samir Brikho, CEO of AMEC, Ian McHoul, CFO of AMEC and Sue Scholes, Director of Communications of AMEC:

2

FINAL TRANSCRIPT

Date 13/01/2014	Time 11:00 UK	Name of Conference: AMEC Media Conference Call 31500892 Duration: 34 minutes and 27 seconds

Contents

Corporate Participants	3

Presentation	3

Question and Answer	5

InterCall Transcription Document	Commercial in Confidence

Corporate Participants

Samir Brikho

AMEC - CEO

Ian McHoul

AMEC — CFO

Sue Scholes

AMEC — Director of Communications

Presentation

Operator

Thank you for standing by and welcome to the AMEC Media Conference Call.  At this time all participants are in a listen-only mode.  There will be a presentation followed by a question and answer session at which time should you wish to ask a question please press *1 on your telephone keypad.  I must advise you this call is being recorded today, 13 January 2014.  I would now like to hand over to your speaker today, Chief Executive Mr Samir Brikho; please go ahead, sir.

Samir Brikho

Good morning everyone and thank you for joining us.  I’m Samir Brikho, CEO of AMEC and with me is Ian McHoul our CFO and Sue Scholes our Director of Communications.  As you will have seen today AMEC has announced that it has provisionally agreed with Foster Wheeler the outline terms for a recommended cash and share offer worth $32 a share which equates to a value of $3.2 billion or equivalent of £1.9 billion.

We believe this transaction will be transformational for AMEC.  Like us, Foster Wheeler is an international engineering and project management business.  It is also supplier of power equipment.  We believe that the combination of the two companies would be compelling proposition for both sets of shareholders and would bring with it a number of important benefits.

In the all important oil and gas sector it would add Foster Wheeler’s expertise in mid and downstream activities to our existing upstream focus bringing with it a new customer relationship.  It would also enhance our geographic footprint more than doubling our revenues in the growth regions outside the Americas and Europe.  Also increasing our Latin America exposure and bringing scale benefits.

The combination also brings together two highly skilled workforces with industry-leading engineering and project management expertise.  Clearly, this combination is about growth and opportunity but there will be also scope for cost synergies and we estimate it to be at least $75 million a year.

Lastly, as one large company we would retain AMEC’s low risk and (unclear) business model.  Again, like us Foster Wheeler has a predominantly reimbursable contracting approach and asset light engineering and project management business.

Under the terms of the possible offer Foster Wheeler shareholders would receive 0.9 new AMEC shares and $16 in cash.  The cash component of the possible offer is expected to be financed by a combination of AMEC existing cash resources and a new debt finance.  Post the transaction Foster Wheeler shareholders would own approximately 25% of the enlarged group share capital enabling both sets of shareholders to benefit from the upside of this combination.  AMEC would seek a US listing as part of the transaction.

We expect the acquisition to be double digit earnings enhancing in the first 12 months and to exceed its cost of capital within 24 months of completion.  It is important to stress that this transaction remains subject to a number of preconditions including completion of due diligence, debt financing arrangement, the unanimous recommendation by the board of Foster Wheeler and approval by both sets of shareholders.  If a firm offer can be agreed completion is expected in the second half of 2014.

We have also updated the market today on trading.  AMEC has performed in line with expectations for 2013 and underlying business continues to perform as expected.  As a result of the recent strengthening of the Sterling forward curve relative to the North American currencies whether US Dollar or Canadian Dollar we’re expecting EBITDA to be impacted by approximately £10 million year-on-year.

Also the proposed Foster Wheeler transaction would not complete until the second half of 2014 which means that we will not get the full benefit of the double digit earnings accretion in this calendar year, which means January to December.  As a result, we do not now expect to report adjusted earnings per share of more than 100 cents in 2014.

Let me just conclude by reiterating our belief that this is a transformational combination which is good for the shareholders and employees of both companies and their respective customers.  With that I will hand the call back to Sophie to open it for Q&A.

Questions and Answers

Operator

As a reminder if you would like to ask a question or make a comment on today’s conference please press *1 on your telephone keypad.  Should you wish to cancel the request please use the # key.  Your first question comes from the line of Robert Lee from The Times; please ask your question.

Robert Lee — The Times

Could you just talk me through the chronology of this provisional agreement today; how long have you been talking to them and how you got to today’s announcement.

Samir Brikho

Let me put it like this I think in April 2007 we started an initiative at AMEC looking on the different companies in the world who are having a good position in the oil and gas sector and we have been eyeing many of them for all the years.  The history with Foster Wheeler goes back to more than two years actually which we have been having a number of discussions.  We have been having a number of meetings in the past, luckily nothing has leaked out at that time, but we could not agree on a price which was good for both shareholders.  And therefore the discussions have been stopped.

We started again in about less than a year back.  We have conducted due diligence activities and all that has been done for a certain period of time.  There has been a leakage in September that we have seen and we do know that Foster Wheeler has been also running a [process] in order to see about which companies would be interested, maybe, to make a bid on Foster Wheeler.  We are happy that Foster Wheeler came back to us and we have now finalised where we are today.

Robert Lee — The Times

Okay, I think we asked the question at the end of November when we heard you were talking again and we were told that you weren’t talking then.

Samir Brikho

No we told you the truth.

Robert Lee — The Times

Why is this only provisionally agreed and not fully agreed; what are the sticking points at the moment?

Samir Brikho

I mean, there is a technicality here because we have been connected with Foster Wheeler bid and as there has been a leak there is a very clear rule from the UKLA and the SEC what we can do and what we cannot do.  Today the situation is as follows that any engagement of AMEC or maybe any other listed companies in the UK, I do not know, but for AMEC is that whoever engage… when we engage with Foster Wheeler we need to announce.  So even this is… anything is subject to announcement.

Ian McHoul

It relates to the last point that you made.  We had engagement with Foster Wheeler.  We’d made previous approaches to them.  Everyone saw the industrial gas but we couldn’t agree on price so we pulled away; we disengaged.  So when there was a leak previously and when you asked your question previously we were not engaged at that time.  Our answers to questions were we have looked at this business but we are not engaged.  And that was true up until quite recently.  They were running a process to look where they might place this business; for Goldman Sachs and JP Morgan to sell this business.

They’ve come back to us very recently and we’ve met very recently over this weekend in fact to see if we could put together a deal.  Now because our name has been mentioned in the press linked to this deal in the past and we had engagement in the past the regulation is if we re-engage and reach agreement as we’ve done, albeit provisionally, albeit not binding we have to announce that.  Those are the rules so that is why we’ve announced it.

Robert Lee — The Times

Do we actually have the unanimous agreement of the Foster Wheeler board?

Ian McHoul

We have agreement from both sides, from both boards but subject to the things we’ve talked about.  Subject to formulating a final documentation for a final binding agreement, for confirmatory due diligence for us on them; we’ve done a lot already but this is just a top up.  For them on us too because they’re taking equity and for the finalisation of financing documents.  So the agreements of the boards are there but subject to final formalities.

Robert Lee — The Times

Just one other if I may, the point about not making 100p of earnings in 2014 that wasn’t dependent on doing a deal so why aren’t you making 100p of earnings?

Ian McHoul

Doing 100p has always been conditional on not just organic growth but on either acquisitions or shareholder returns, buybacks if you like.  That has always been the case and if you look at the analyst consensus prior to this transaction that’s been announced today it was in mid 90s, call it 95p.  So the market has always understood that in order to get to 100 we needed to use the balance sheet in some significant way.  This deal as we’ve said is double digits earnings enhancing in the first 12 months but because it will not complete until the summer then clearly we won’t get the full benefit of that earnings accretion in the 2014 calendar year and therefore we do not expect to get 100p.  But we were never going to get there organically and that was understood.

Robert Lee — The Times

So the point is, let’s take 2015 so when you’ve got the benefit of a full year what figure do we actually expect?

Ian McHoul

I’m not putting down any earnings forecast for 2015 but our earnings accretion is double digit in the first 12 months and we complete in the middle of 14.  You can expect the earnings accretion in 2015 to be stronger double digit as we get the benefit of the growing earnings in Foster Wheeler and further synergies come through.

Robert Lee — The Times

Very good thank.

Ian McHoul

And just to say again because it’s an important point given some of the profit downgrades in the sector, what we announced today is our underlying trading across our business in aggregate is in line with expectations.  So for 2013 we’re in line.  For 2014, our outlook for 2014 sat here today we are trading in line with expectations.  From a core perspective we are, you know, we’re in line with where we considered we’d be.

Operator

Your next question comes from the line Alistair Osborne from the Daily Telegraph; please ask your question.

Alistair Osborne — The Daily Telegraph

You mentioned the synergies, the cost synergies of $75 million, how much of that is going to be job cuts?

Samir Brikho

First of all we’re at early stage but the point is not about reducing the number of the people.  We see here a fantastic opportunity to build the business that’s why we are buying the business.  We’re eyeing on what’s happening in the US, we’re eyeing on what’s happening in the Middle East; there’s a lot of business going to be done in the gas monetisation in the refineries and the petrol [camps] on the top of the upstream business which we have.  It is the combination which is the beauty of this transaction and that’s what we’re looking for.

Alistair Osborne — The Daily Telegraph

So where are they going to come from the $75 million of cost synergies?

Ian McHoul

Just picking up on Samir’s point, so we’re looking to grow the business, those cost synergies will… a good chunk of them will come from a reduction of headcount you are correct.  We’ve got two businesses with big central costs, corporate overheads, general administration costs, etc, functional costs.  Those are, to some degree those will be duplicated.  So a large chunk of those cost savings, not all but a significant chunk will come from headcount reduction.  It is too early to say the number and it is too early to say where they’ll be.

Alistair Osborne — The Daily Telegraph

How many people are employed in the head office at the moment?

Ian McHoul

Our head office or theirs?

Alistair Osborne — The Daily Telegraph

Well both.

Ian McHoul

Well, you know, our head office I’m sat in it today is about 35 people.  Their head office is not much different.  So it’s not just the corporate HQ it’s the overall general administration costs of running the group.  Remember this is a transaction we’re a people business but what we’re buying is people expertise.

Alistair Osborne — The Daily Telegraph

Yes of course but you do say a big chunk is going to come from reduction in headcount.  What are we talking, tens, hundreds of people?

Ian McHoul

We’re not going to talk about the number today or the location today, indeed, we haven’t even totally bottomed that out; there are a number of scenarios so it’s not a number we’re going to talk today.

Alistair Osborne — The Daily Telegraph

You’ve bottomed out the head office though it’s staying over here is it?

Ian McHoul

We are a UK-based business so you’ve seen from the announcement we have a UK listing we will get a US listing, so we’re expanding our profile into Americas but the business will be based in the UK yes, the HQ.

Alistair Osborne — The Daily Telegraph

Can you just go into a little bit more detail about precisely what Foster Wheeler does?  I know it’s got these two businesses it mentioned in its own press release which I can’t see in front of me at the moment, there’s a global power group and there’s a global engineering construction group; what do they do and precisely where do they fit with your own business?

Samir Brikho

Firstly, the [A&C] part which is 70% of the group so that’s the largest part of the business.  It does exactly what we do at AMEC in terms of consulting engineering and project management; instead of an upstream they do the midstream and they do the downstream.  In the midstream and downstream they have a certain technology also which is connected to it.  Are you okay with that or shall I speak more on it?

Alistair Osborne — The Daily Telegraph

No tell us a little bit more about it.  When you talk about midstream and downstream what precisely do they do?

Samir Brikho

In the midstream they have a lot of…  Midstream can be GTN gas to liquid.  They make project gas to liquid.  GTC gas to chemical that’s what they do.  It could be an LNG which is liquid fired natural gas that’s what they do.  It would be gas transportation and gas separation so that’s part of the things what they do.  That’s what is called gas monetisation.

Alistair Osborne — The Daily Telegraph

And that is a growing market is it?

Samir Brikho

Well read the newspaper.

Alistair Osborne — The Daily Telegraph

I know but I mean roughly what kind of growth rates are you seeing there?

Samir Brikho

That’s the biggest market today in the US and that’s what taking (overtalking).

Alistair Osborne — The Daily Telegraph

But things like shale gas are really helping are they; is that part of the logic of this?

Samir Brikho

No because the shale it is driven by the cheap gas in the US because when you have gas at lower than $4 per million btu in the US versus maybe $18 in [Tokyo Bay] think about the arbitrage; what is the business which is going to be generated in the US in order to be able to cover a global demand?  So in the US at the current stage because you have a problem with export so everybody what they are doing the business is being driven to convert the gas to another product and then you sell that product.  And that’s when you convert gas to chemical gas to liquid gas or something different.

Alistair Osborne — The Daily Telegraph

Which is why Grangemouth is importing from the States, perhaps.

Samir Brikho

I cannot comment on that.  On the power side, so as you know the world has been depending on coal-fired power plant in the past maybe up to 50% before we started to have renewable energy and nuclear and gas combined cycle power plants and so on.  But today the world is still depending about 20 to 23% on coal-fired power plant.  But what is happening today in the industry, in some places in the world where you still have the permit to burn coal as the quality of the coal are different between US coal, Australian coal, South African coal and other places you will need to have a boiler which is able to burn all those different coals.  Sometimes you mix biomass, sometimes you mix gas, sometimes you mix oil, so you need to have a flexi boiler which is running as a flexi fuel.

The commercial reason behind that because there is a differentiation sometimes in the price and you can cut a good deal on US coal versus maybe Australian coal.  But because the quality is different instead of changing the boiler you will be having a boiler which is able to cope with the different type of fuels.

Alistair Osborne — The Daily Telegraph

And that’s a core thing they do that you don’t do already?

Samir Brikho

No we don’t do that it’s called (overtalking) boiler this is a technology which a couple of companies have it in the world.  It is a niche market.  It is a strong order backlog which they have today which has a good margin, a good cash flow.  I know this business in and out from my past and that’s why we think it will fit with AMEC.  It will fit and complement the clean energy which we have today.  Now it’s not going to be that we’re going now to build coal-fired power plant, that’s not what this is.  For instance, if somebody is running a biomass but sometimes is running out of biomass and would like to mix it with something different you need to have a special boiler to do that.

It’s like you know this eco engines of cars (overtalking) flexi fuels so you cannot take a normal diesel or a gasoline car and then say I run multi fuel your engine would stop.  This engine will be able to burn multi different fuels at the same time.

Alistair Osborne — The Daily Telegraph

Okay final question and let someone else have a go, are you doing this on the rebound after Kents after all that fell apart?

Samir Brikho

Rebound?

Alistair Osborne — The Daily Telegraph

Well, I mean, you didn’t do that deal so you’ve, kind of, come up with another one.

Samir Brikho

I mean, do you believe that is what in September we would be announcing that we have been discussing with Foster Wheeler at that time when it came out and it was as a rebound?  We have been looking on Foster Wheeler for years.

Ian McHoul

It’s a very simple thing, we have a number of acquisition targets at any one time that we’re working on; acquisition pipeline okay.  Kents approach us with a view to acquiring their business.  We liked some of what we saw and we liked it at the prices we were offering.  The price in the market that was being… around which price discussions are starting to coalesce got to a place that we didn’t like so we pulled out.  We didn’t see value for our shareholders at that price.  The conversations, as Samir implied, the conversations with Foster Wheeler have been going on for some time on and off.

They were rekindled and the rest is history and we are where we are today; at a strategy that works at a price that works.  So we’re not interested in doing deals for the sake of doing deals on the rebound or otherwise.  We’re just looking to find ways to grow value for our shareholders in strategically robust avenues.

Alistair Osborne — The Daily Telegraph

Okay thanks very much.

Operator

Your next question comes from the line of Suzie Neuwirth from City AM; please ask your question.

Suzie Neuwirth — City AM

Who would be the chief executive of the new group and have any of the Foster Wheeler team been promised any jobs, you know, management jobs?

Samir Brikho

I’m just looking actually in the eyes of my communicator in order to understand what I’m allowed to say and what not allowed to say.

Sue Scholes

I think we’ve been quite clear in the announcement about the appointment or the recommendation by Foster Wheeler of two non-executive directors.

Samir Brikho

Yes, I mean, so it doesn’t come with a chief executive let me put it like this.  It comes with two board members.

Ian McHoul

You can expect — it’s easier for me to answer rather than Samir — you can expect our chief exec his name is Samir Brikho he’s sat here beside me.  You can expect him to remain chief executive of the company.  You know, here at AMEC I think we’ve got a pretty strong management team.  We’re very pleased with the management team we’ve got.  Equally, we’re buying into a business that’s a people business and they’ve got a strong management team.  No positions have been promised to anybody from Foster Wheeler.  However, clearly when you’re putting two businesses together you’re going to get a stronger team, you know, you’re going to get [inspired] in terms of people strength.  So we expect to enhance our overall management capability.

And just to reiterate what Sue has said what is part of the arrangement is that we would expect two non-executive directors from Foster Wheeler to come onto our board; non-executives.

Suzie Neuwirth — City AM

Okay and also how confident are you of the deal actually going through and are you worried about the rival bids cropping up?

Samir Brikho

The thing is that, I mean, if you were believing what the press have been writing, I mean, Foster Wheeler has been going through quite an extensive process in September/October, whatever the dates were, in order to understand about who are out there, who are interested, what would be the conditions, the terms, the price and so on and so on.  And if you read our messages what we’re saying is very clear they came back to us.  So the question from the gentleman who said yes but we asked you in November you said you are not engaging with them; that’s true.  So we were not engaging them in November.  They came back to us now and they said they would like to make a deal with us and that’s what we have done.

Suzie Neuwirth — City AM

Okay so pretty confident really.

Samir Brikho

Yes.

Suzie Neuwirth — City AM

Great thanks very much.

Operator

Your next questions comes from the line of Rob Davies from the Daily Mail; please go ask your question.

Rob Davies — The Daily Mail

Does this deal have any impact at all on whether you might come back for Kents at some point, you know, should the price be right in future?  You know, have you got something now that means that you wouldn’t need to look at Kents again?

Samir Brikho

I have been living for so long and so many years in order never to say no to anything.  But at the moment actually to be very blunt the main focus is that we need to get this deal done.  We need to get the integration correct.  We need to get the synergies as Ian has been talking about whether they are costs, whether they are [tax].  But to be honest also the excitement is that they have customers which are a little bit different than ours in some of the places.  Adding the two businesses together we’ll be able to capitalise on this quite a bit and that’s going to be the focus and that’s what it is about; it’s the revenue growth.

Ian McHoul

And just to scale it for you, I mean, the value of this transaction is of the order of three times bigger than the Kents transaction so we’ll have plenty to keep us occupied as Samir described.  You know, getting this business landed and then integrated when we’ve landed it is a top priority and we’ll worry about other things in due course.

Rob Davies — The Daily Mail

And then in terms of the growth regions that you’ve talked about, other than Latin America would you be able to talk a bit more specifically about some of the countries, you know, where you’re gaining a presence where perhaps you didn’t have anything before?

Samir Brikho

Yes, I mean, but let’s speak about, let’s say in general, I mean, first is that it give us a good position in Canada because they have a good experience on the GTL more than what we have.  It is a good market for LNG also coming up in Canada which I think we can combine with our oil and gas people.  In America it is, what we said is the shale gas possibility.  In Latin America they have a presence in Mexico and Columbia which we do not have.  In Europe they have positions also in some of the countries which we feel that they have a very high productivity which could be also interested to use that as a base.

In the Middle East they have a position in Saudi and I think in Qatar and Oman which we do not have.  If you go to Asia they have a high value engineering centre, it’s a big one it’s about 800 people in India which we do not have.  They have about almost 800 to 1,000 people in Thailand which we don’t have a presence at all.  They will be giving us almost like 800 to 900 people in China on the top of our 400 people which will be great.  In Australia we’ll be enhancing our position.  So it is very good complementary from a growth regions point of view also because we said it’s going to double the growth regions actually across the globe.  And that’s where the fit is.

The fit is in the sector.  The fit is in the geography and then if you can have an attractive commercial deal then it’s a good deal.  And that’s what we define as a good deal.

Rob Davies — The Daily Mail

All right thanks.

Operator

As a reminder if you would like to ask a question please press *1 on your telephone keypad.  Your next question comes from the line Alistair Osborne from the Daily Telegraph; please ask your question.

Alistair Osborne — The Daily Telegraph

Just quickly on the financing how much debt do you need to raise and where will this leave your, kind of, balance sheet at the end of the deal?  And also is there a, sort of, financial break clause around all these non-solicitation agreements?

Ian McHoul

Overall, in very round numbers we’re looking at paying $3.2 billion it’s about £1.9-2 billion Sterling, 50:50.  So the debt requirement is £1 billion give or take.  Obviously we will have additional facilities for working capital, etc, but the debt requirement to fund the transaction is in the order of 1 billion.  Post the transaction, if you take account of the cash we’ve got the cash they’ve got, transaction costs, etc, you know, we’re talking about on pro forma basis after the deal of net debt of about £800 million.  Our debt to EBITDA on a pro forma basis looking backwards at about 1.5/1.6.

There is no break fee arrangements we haven’t got a deal at the moment so there’s no signed contract.  All there is at the moment is an agreement in principle.  The only binding contract is this non-solicitation that you expect.  There is no break fee in place.

Alistair Osborne — The Daily Telegraph

But the non-solicitation, I mean, say you solicit is there a massive great fee would pay one to the other?

Ian McHoul

No the remedies will be contractual; contractual or remedied.  But there are no prescribed break fees.  There may be at such time as we… when we get to announce the transaction a formal bid but at the moment we don’t have a formal bid.

Alistair Osborne — The Daily Telegraph

And the shareholders of Foster Wheeler roughly where are they geographically most of them?

Samir Brikho

Mainly US.

Alistair Osborne — The Daily Telegraph

So are they happy taking AMEC paper?

Ian McHoul

So we’ve done a pretty thorough analysis of their shareholder register and their propensity as we see it to hold our paper.  A good chunk we think will be happy to hold our paper.  There will be some who will not and therefore will be potential sellers.  Some of the North Americans may be buyers of that stock.  There will also be, you know, there’ll be UK tracker funds and our existing UK shareholders who want to maintain their percentage interest in the company.  So overall we think the flow back, if you like, is very manageable.

Alistair Osborne — The Daily Telegraph

Okay thanks very much.

Operator

Your next question comes from the line of Robert Lee from The Times; please ask your question.

Robert Lee — The Times

Just on that non-solicitation arrangement what happens if a company comes and makes an offer for Foster Wheeler; how does the non-solicitation clause actually work then?

Ian McHoul

Two things and I’ll get to the question.  So again they have run a long wide-reaching process looking at, with Goldman Sachs and JP Morgan with their vast network, looking at people who might come in for this business.  And having been with us they’ve run the process and come back to us.  That doesn’t mean someone won’t come back in again but it gives us quite a high degree of confidence that that situation won’t arise.  They are not allowed to go and solicit but if somebody comes and approaches them they’ll have a fiduciary duty to look at that offer.

Robert Lee — The Times

So you don’t actually have that much protection at all in the event of a third party coming in.

Ian McHoul

We don’t have contractual protection but what we have is protection that’s afforded us through the process that they’ve gone through and we’ve participated in.  And that’s why in answer to the previous question we’ve said we are confident of this transaction moving ahead.

Robert Lee — The Times

Is there any magic day to… magic to the 22 February day?

Ian McHoul

I think it was six weeks from when we penned it so it’s a six week non-solicitation agreement and we would expect to have a formal binding agreement signed and a binding offer from us to them made well inside that timetable.

Robert Lee — The Times

Well inside very good thanks.

Operator

Your next question comes from the line of Neil Flatley from The Guardian; please ask your question.

Neil Flatley — The Guardian

Three questions if I may.  You’re paying about 11.5 times EBITDA I think on these numbers could you say how that compares to other deals at this end of the sector?  And second, your offer is worth 3.2 and the statement says Foster Wheeler’s market cap is 3.1 so the takeover premium is tiny, how come?  And, third, does Foster Wheeler come with any debt?

Ian McHoul

You are right on your calculation of the premium, start there.  I mean, what has happened is that because they have been running a process and because it has been well known even prior to that process that the business was likely to be for sale their stock price has moved up over the last six months; so it’s up, I think, nearly 50%.  So an awful lot of the premium is in the price already and hence you see the premium to spot is very modest indeed.  I mean, part of that escalation in their share price has been speculation driven, part of it has been because the consensus forward numbers for them are very good; it reflects the North American situation Samir described.

So absolutely the premium to spot is modest.  On the… there’s lots of different ways you can do it, if we look at the 2014 numbers for them based on consensus before synergies the EBITDA multiple is about 9.5 times which compares pretty favourable.  If we take synergies into account and look at 2014 EBITDA consensus for them it’s about eight times.

Neil Flatley — The Guardian

So on the 2014 numbers, sorry you’re saying nine or 9.5?

Ian McHoul

It’s about, if we look at 2014 excluding any synergies it’s about 9.5.  We then look at 2014 and take synergies into account it’s about eight.  There was another bit of your question there was the…

Neil Flatley — The Guardian

The debt; how much debt is in Foster Wheeler?

Ian McHoul

They’ve got cash.

Neil Flatley — The Guardian

They’ve got cash, right.

Ian McHoul

They’ve got cash of about $500 million.  Some of that, that’s not all spare some of that is used for working capital but they’re sitting on a big chunk of cash.

Neil Flatley — The Guardian

Okay thank you.

Operator

As a reminder if you would like to ask a question please press *1 on your telephone keypad.  There are no further questions at this time; please continue.

Samir Brikho

I would like to thank everybody who has been on the call today.  Thank you very much you have been following AMEC for a long time.  We are known to deliver on what we say we are going to do.  This is a fantastic growth story for AMEC.  There are good synergies here.  There’s a fantastic cultural fit, [tech] fit, market fit, customer fit, so it ticks all the boxes which we would like to have.  It’s a good financial deal and we are intending to proceed with it.  Thank you very much.

Operator

That does conclude your conference for today.  Thank you for participating; you may disconnect.